SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 8-A/A
(Amendment No. 2)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

eLoyalty Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-4304577

(State of Incorporation or Organization)	(IRS Employer Identification no.)

150 Field Drive, Suite 250, Lake Forest, Illinois	60045

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box.	If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates	333-94293

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of Class)

Preferred Stock Purchase Rights

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURE

INFORMATION REQUIRED IN REGISTRATION STATEMENT

     eLOYALTY CORPORATION (the “Company” or the “Registrant”) hereby amends Items 1 and 2 of its Registration Statement on Form 8-A, as originally filed with the Securities and Exchange Commission (“SEC”) on January 20, 2000 and as amended on March 24, 2000, to read in their entireties as follows:

Item 1. Description of Registrant’s Securities to be Registered.

     The following description of our capital stock, including the Rights (as defined below), does not purport to be complete and is qualified in its entirety by reference to the eLoyalty certificate of incorporation and bylaws, copies of which were filed with the SEC as exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-94293), as amended, and filed with the SEC on January 10, 2000 and the Rights Agreement, as amended, filed herewith.

     The authorized capital stock of eLoyalty consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

     Holders of our common stock are entitled to one vote per share with respect to each matter presented to stockholders for vote. Except as may be provided in connection with any eLoyalty preferred stock, or as may otherwise be required by law or the certificate of incorporation, the common stock will be the only capital stock of eLoyalty entitled to vote in the election of directors and on all other matters presented to the stockholders of eLoyalty; provided that the holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number or authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

     Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of eLoyalty, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

     The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable Nasdaq requirements.

     Our common stock is listed on the Nasdaq National Market under the symbol “ELOY.”

     Mellon Investor Services LLC serves as the transfer agent and registrar for our common stock.

PREFERRED STOCK

     Subject to Delaware law, our board may, without approval of the stockholders, cause shares of preferred stock to be issued from time to time in one or more series. The board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series. Among the specific matters that may be determined by the board are:

—	the designation of each series;

—	the number of shares of each series;

—	the rate of dividends, if any;

—	whether dividends, if any, will be cumulative or non-cumulative;

—	the terms of redemption, if any;

—	the terms of any sinking fund providing for the purchase or redemption of shares of each series;

—	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of eLoyalty;

—	rights and terms of conversion or exchange, if any;

—	restrictions on the issuance of shares of the same series or any other series, if any; and

—	voting rights, if any.

RIGHTS PLAN

     Our board of directors adopted a Stockholder Rights Plan (the “Rights Plan”) on January 26, 2000. Pursuant to the Rights Plan, one preferred stock purchase right (a “Right”) is issued and attached to each outstanding share of common stock. Each Right entitles its holder, under the circumstances described below, to purchase from eLoyalty one one-hundredth of a share of its Series A Junior Participating Preferred Stock, $0.01 par value (the “Series A Preferred Stock”), at an exercise price of $160 per Right, subject to adjustment. The initial dividend effecting the distribution of the Rights was payable on March 31, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (as amended, the “Rights Agreement”) between eLoyalty and Mellon Investor Services LLC, as Rights Agent.

     Initially, the Rights will be associated with the common stock and evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. The Rights initially will be transferred with and only with underlying shares of common stock. The Rights will become exercisable and separately certificated only upon the “Distribution Date,” which will occur upon the earlier of:

—	ten days following a public announcement that a person or group (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock then outstanding (the date of the announcement being the “Stock Acquisition Date”); or

—	ten business days (or later if determined by our board of directors prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

     Until the Distribution Date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Rights associated with such shares.

     As soon as practicable after the Distribution Date, separate certificates for the Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date and will expire ten years from their issuance unless earlier redeemed or exchanged by eLoyalty as described below.

     In the event (a “Flip-In Event”) that a person or group becomes an Acquiring Person, each holder of a Right (other than any Acquiring Person and related parties, whose Rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in some circumstances, cash, property or other securities of eLoyalty, with a value equal to two times the exercise price of the Right. The Rights may not be exercised following a Flip-In Event while we have the ability to cause the Rights to be redeemed. Our ability to redeem the Rights is described below.

     For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid Right would be entitled to purchase four shares of common stock for $100.

     In the event (a “Flip-Over Event”) that, at any time following the Stock Acquisition Date:

—	we are acquired in a merger or other business combination in which eLoyalty is not the surviving entity,

—	we are acquired in a merger or other business combination in which eLoyalty is the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property, or

—	50% or more of our assets or earning power is sold or transferred,

then each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

     The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

—	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

—	if holders of the Series A Preferred Stock are granted specific rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or

—	upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

     With some exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the then current exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise. We may require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

     We may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of our board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of common stock, eLoyalty may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     Until a Right is exercised, its holder, as such, will have no rights as a stockholder of eLoyalty, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

     The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights. The board of directors could, among other things, lower the thresholds described above to the greater of 10% or .001% more than the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an Acquiring Person no amendment can adversely affect the interests of the holders of the Rights.

     The Rights will have antitakeover effects. The Rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire eLoyalty, even if the acquisition would be in the interest of our stockholders. Because we can redeem the Rights, the Rights will not interfere with a merger or other business combination approved by our board of directors.

     Effective September 24, 2001, we and Rights Agent amended the Rights Agreement (the “Amendment”). The Amendment was entered into in connection with the Share Purchase Agreement, dated as of September 24, 2001 (the “Share Purchase Agreement”), among us and several funds managed by Technology Crossover Ventures and several funds managed by Sutter Hill Ventures (the “Investors”) pursuant to which the Investors have agreed to purchase up to $25.0 million of our new Series B convertible preferred stock in a private placement (the “Private Placement”). The closing of the Private Placement is conditioned upon stockholder approval and other conditions specified in the Share Purchase Agreement.

     The Amendment provides, among other things, that (i) Technology Crossover Ventures and certain related parties shall not become an “Acquiring Person” for purposes of the Rights Agreement so long as Technology Crossover Ventures and its related parties do not own more than 35% of our outstanding common stock (determined after giving effect to the conversion of the new Series B preferred stock), and (ii) Sutter Hill Ventures and certain related parties shall not become an “Acquiring Person” for purposes of the Rights Agreement so long as Sutter Hill Ventures and its related parties do not own more than 20% of our outstanding common stock (determined after giving effect to the conversion of the new Series B preferred stock). The Amendment also provides that Technology Crossover Ventures, Sutter Hill Ventures and their respective related parties will not be deemed to own any shares of our common stock solely as a result of the receipt of rights to purchase Series B convertible preferred stock issued by us in connection with the rights offering we are conducting pursuant to the transactions contemplated by the Share Purchase Agreement. The Investors have agreed not to exercise any such rights.

Item 2. Exhibits.

     List below all exhibits filed as a part of the registration statement:

3.1	The Registrant’s Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94293), as amended, as filed with the Securities and Exchange Commission on February 8, 2000 (the “Form S-1”)).

3.2	The Registrant’s Bylaws (incorporated by reference to Exhibit 3.2 to the Form S-1).

4.1	Rights Agreement dated March 17, 2000 between the Registrant and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.).*

4.2	Amendment, dated as of September 24, 2001, to the Rights Agreement between the Registrant and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K dated September 24, 2001, File No. 0-27975).

4.3	Registrant’s Certificate of Designation of Series A Junior Participating Preferred Stock.*

*   Filed previously.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

eLOYALTY CORPORATION

Dated:	November 9, 2001	By:	/s/ Timothy J. Cunningham
		Name:	Timothy J. Cunningham
		Title:	Senior Vice President and Chief Financial Officer